Exhibit 99.85

NOUVEAU MONDE GRAPHITE INC.

(the “Corporation”)

CERTIFICATE OF OFFICER

TO:	Autorité des marchés financiers
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Alberta Securities Commission
Saskatchewan Financial and Consumer Affairs Authority
Manitoba Securities Commission
New Brunswick Financial and Consumer Services Commission
Ontario Securities Commission
British Columbia Securities Commission
Superintendent of Securities, Prince Edward Island

RE:	Abridging time pursuant Regulation 54-101 respecting Communication with
Beneficial Owners of Securities of a Reporting Issuer (“Regulation 54-101”)

I, David Torralbo, Chief Legal Officer and Corporate Secretary of the Corporation, hereby certify in my capacity as an officer of the Corporation, for and on behalf of the Corporation, and not in my personal capacity and without personal liability, that in connection with the special meeting (the “Meeting”) of shareholders of the Corporation to be held on March 23, 2021:

a.	the Corporation has arranged to have proxy-related materials (as defined in Regulation 54-101) for the Meeting sent in compliance with the applicable timing requirements in Sections 2.9 and 2.12 of Regulation 54-101;

b.	the Corporation has arranged to have carried out all of the requirements of Regulation 54-101 in addition to those described in paragraph (a) above; and

c.	the Corporation is relying upon Section 2.20 of Regulation 54-101 in connection with the abridgement of certain timing requirements prescribed by Regulation 54-101.

DATED this 3rd day of March, 2021

By:	(s) David Torralbo
Name:	David Torralbo
Position:	Chief Legal Officer & Corporate Secretary